

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2019

Izzy Dawood
Chief Financial Officer
WAGEWORKS, INC.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re: WAGEWORKS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed May 30, 2019**
> **Form 8-K filed June 28, 2019**
> **File No. 001-35232**

Dear Mr. Dawood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business
Our Clients, page 4

1.   Please tell us if any customers account for 10 percent or more of total revenues. If so, please disclose the names of customers accounting for 10 percent or more of the consolidated revenues and if the loss of the customer would have a material adverse effect. Please refer to Item 101 of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1. Summary of Business and Significant Accounting Policies
Marketable Securities , page 58

2.   Please tell us your consideration of disclosing the basis on which the cost of a security is determined. Please refer to ASC 320-10-50-9b.

3.   We note your disclosure here and in Management's Discussion and Analysis of Financial Condition and Results of Operations that securities are reported at fair value and that unrealized gains and losses, net of taxes, are included in accumulated other comprehensive loss except for unrealized losses determined to be other-than-temporary which will be recorded within other income (expense). These disclosures appear to be inconsistent with your disclosure regarding the adoption of ASU No. 2016-01 on page 65. Please revise or advise.

Note 15. Commitments and Contingencies
(b) Legal Matters, page 84

4.   With respect to the Securities Class Action and derivative lawsuits, please tell us your consideration of the requirement in ASC 450-20-50-4b to disclose an estimate of the possible loss or range of loss or to disclose that such an estimate cannot be made. In this regard, your disclosure in the second to last paragraph of this footnote addresses other unresolved matters. This comment also applies to the putative class action suits filed July 30, 2019 disclosed in your Form 10-Q for the quarter ended June 30, 2019.

Form 8-K filed June 28, 2019

Exhibits

5.   We note your non-GAAP measures for Non-GAAP Net Income and Non-GAAP Income from Operations include an adjustment to eliminate the portion of your amortization expense related to acquired intangibles. Please tell us in detail why you present this adjustment in these non-GAAP measures and how you considered the guidance in Question 100.04 of the April 4, 2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Adjusting for a portion of your GAAP amortization and depreciation expense appears to create an individually tailored recognition and measurement method for amortization expense or for the related assets by treating a portion of your definite lived intangible assets as though they are indefinite lived. If you believe that this adjustment does not create an individually tailored accounting principle and that it provides useful and meaningful information, please revise your disclosure in future filings to ensure the following:

- It is clear what amortization is being excluded from the non-GAAP measure (i.e. just that from acquired intangible assets or all intangible assets) and why;

- The explanation for why this portion of the amortization is being excluded must not convey that excluding amortization of acquired intangible assets provides supplemental information with regard to your core operating performance. Your current disclosure incorrectly suggests you do not earn revenue from these acquired intangible assets; and,

- A discussion of the limitations such as the fact that while this expense is being excluded, the revenue generated from these assets is not.

6. Reference is made to slide 4 of Exhibit 99.1. Please tell us and revise your disclosure in future filings to clarify whether Excess Restatement-Related Costs represents actual costs incurred or some other amount.

7. You reference EBITDA on slide 5. The reconciliation provided in your Appendix is for Adjusted EBITDA. Please revise in future filings to relabel EBITDA as Adjusted EBITDA.

8. Please revise future filings to provide a reconciliation of your non-GAAP Earnings Per Share disclosed on slide 5 to GAAP earnings per share as required by Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant at 202-551-3202 or Bill Thompson, Accounting Branch Chief, at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products